TERYL RESOURCES CORP.
#1103 – 11871 Horseshoe Way
Richmond, BC V7A 5H5
Phone: 604-278-5996    Fax: 604-278-3409
Toll Free: 800-665-4616
www.terylresources.com

N E W S R E L E A S E

Teryl Resources Corp.
(the “Company” or “Teryl”)

TSX Venture Exchange: TRC
Pink Sheet Symbol: TRYLF

TERYL RESOURCES CORP. ANNOUNCES DRILLING TO COMMENCE ON FOX
CREEK GOLD PROPERTY, FAIRBANKS, ALASKA

For Immediate Release, October 20, 2004, Fairbanks, Alaska – Teryl Resources Corp. (TSX Venture Exchange: TRC; Pinksheet Symbol: TRYLF) wishes to announce that Curt Freeman, of Avalon Development, has notified Teryl that a drilling program on the Fox Creek gold property has been arranged with America Arctic drilling company. The drilling will be two - 60 degree angle holes, one to the northwest to test the intrusive found north of the creek and the other at 180 degrees from the first to test possible structures that control the intrusive in Fox Creek.

The drilling will test the molybdenum and gold bearing intrusive rock on the Fox Creek Claims, which returned 1.36 gpt gold. The target is less than one-half mile from rock samples recently collected from the West Ridge Claims, which returned gold values up to 4.3 gpt (0.127opt, see September 29, 2004 news release).

ABOUT TERYL RESOURCES CORP.

With interests in four gold properties, Teryl Resources Corp. is one of the main landowners in the Fairbanks Mining District, Alaska. The Gil project is a joint venture (80% Kinross/20% Teryl) with Kinross Gold Corporation (TSX: K; NYSE: KGC). The Company’s holdings also include the Fish Creek Claims, 50% optioned from Linux Gold Corp. (OTC BB: LNXGF), where the Company is drilling a high-grade placer deposit, and has recently discovered an intrusive with indicator minerals similar to that of Kinross’s Fort Knox Deposit, and the Stepovich Claims, where Teryl has a 10% net profit interest from Kinross. The Company also has a 100%-interest in the West Ridge property where recently there was a discovery of a new zone of gold mineralization, and has obtained a mining lease on the adjoining Fox Creek Claims. Teryl Resources Corp. also has one joint venture silver prospect located in Northern BC, Canada. For further information visit the Company’s website at http://www.terylresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson	Contact: John Robertson
President	Tel. 800-665-4616

Contact:	Business Office
800-665-4616
or
877-549-GOLD (4653)

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Statements in this press release regarding Teryl’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.